AH
3/18/2002



02007238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

T 3/5

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002
340

SEC FILE NUMBER
8- 38022

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 AND ENDING DECEMBER 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORDHAM FINANCIAL MANAGEMENT Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL GAYNES, CPA
(Name *if individual, state last, first, middle name*)

54 SUNNYSIDE BOULEVARD,	PLAINVEW,	NEW YORK	11803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH
3/18/2002

OATH OR AFFIRMATION

I, WILLIAM BAQUET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORDHAM FINANCIAL MANAGEMENT, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Baquet
Signature

President
Title

Sworn on February 27, 2002
NY State, County of NY

TAWANA HALEY
Notary Public, State of New York
No. 31-4965322
Qualified in New York County
Commission Expires Apr. 16, 2002

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NA
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA
DEBORAH CAPUTO, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of income of Fordham Financial Management, Inc. as of December 31, 2001, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PAUL GAYNES, CPA



Plainview, NY
February 19, 2002

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Exhibit A

ASSETS

CURRENT ASSETS		
Cash	$ 184	
Due from clearing broker	299,880	
Deposit with clearing broker	100,000	
Securities – Long Market Value	58,808	
Total Current Assets		$458,872
FIXED ASSETS		
Furniture & equipment	$ 159,578	
Less: Accumulated depreciation	134,178	
Net Fixed Assets		$ 25,400
OTHER ASSETS		
Reserve collection account	$ 29,329	
Advances to registered representatives & employees	840,845	
Security deposits	93,833	
Prepaid expenses & taxes	44	
Receivable from parent company	1,200	
Total Other Assets		965,251
TOTAL ASSETS		$1,449,523

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 17,151	
Commissions payable	84,091	
Securities – short market value	34,300	
TOTAL LIABILITIES		$ 135,542
STOCKHOLDERS' EQUITY		
Common stock		
Authorized 50,000 No Par Value		
Issued & outstanding 15,000 shares	$ 15,000	
Paid in capital	2,623,637	
Retained earnings (deficit)	(1,324,656)	
Total Stockholders' Equity		1,313,981
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 1,449,523

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit B

REVENUES		$3,388,988
OPERATING EXPENSES		
Salaries	$ 654,709	
Commissions	1,548,909	
Rent	285,367	
Clearing costs	554,996	
Payroll taxes	130,405	
Professional fees & consulting	64,590	
Insurance	83,439	
Office supplies & expenses	45,505	
Telephone	120,799	
Registration & fees	50,263	
Equipment & information	229,887	
Messenger & delivery	35,001	
Taxes based on income	455	
Selling expenses	100,864	
Other expenses	45,865	
Total Expenses		3,951,054
NET LOSS		$(562,066)

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$(562,067)
Adjustments to reconcile net income to net cash		
Increase in receivable from brokers	$ (153,223)	
Depreciation	47,503	
Decrease in prepaid expenses	2,166	
Increase in payables	32,201	
Decrease in securities owned	173,332	
Increase in advances to registered representatives	(192,653)	
Decrease in reserve collection account	41,178	
Total Adjustments		(49,496)
NET CASH APPLIED TO OPERATING ACTIVITIES		($ 611,563)
CASH PROVIDED BY INVESTING ACTIVITIES		
Increase in paid in capital		475,001
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of furniture & equipment		(19,184)
NET DECREASE IN CASH & CASH EQUIVALENTS		(155,746)
CASH & CASH EQUIVALENTS – JANUARY 1, 2001		155,930
CASH & CASH EQUIVALENTS – DECEMBER 31, 2001		$ 184

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
BALANCES January 1, 2001	$ 15,000	$2,148,637	$(762,590)	$ 1,401,047
Paid in Capital – 2001		475,000		475,000
Loss – 2001	0	0	(562,066)	(562,066)
BALANCES – DECEMBER 31, 2001	$ 15,000	$2,623,637	($1,324,656)	$1,313,981

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2001

Schedule 1

CREDIT FACTORS		
Common Stock		$ 15,000
Paid in capital		2,623,637
Retained earnings		(1,324,656)
Total Credit Factors		$1,313,981
DEDUCTIONS		
Non allowable assets		990,651
NET CAPITAL – BEFORE HAIRCUTS		$ 323,330
HAIRCUTS		
Other Securities	$40,082	
Undue Concentration	856	40,938
NET CAPITAL		$ 282,392
Less: Capital requirements, greater of minimum Dollar of 6 2/3% or aggregate indebtedness		100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 182,392
Capital Ratio: (Maximum allowance of 1500%)		
Aggregate indebtedness	101,242	
Divided by: Net Capital	282,392 = 36%	
AGGREGATE INDEBTEDNESS		
Accrued expenses & taxes payable		$ 101,242
6 2/3% of Aggregate Indebtedness		$ 6,749

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Schedule 2

Net capital per Focus Report X-17A-5	$ 282,392
Adjustments	0
NET CAPITAL PER AUDIT REPORT	$ 282,392

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, other than minimal state filing fees.

NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The lease obligation at that premises is:

2002	267,104
2003	278,355
2004	283,798
2005	283,798
2006	283,798

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA
DEBORAH CAPUTO, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Fordham Financial Management, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fordham Financial Management, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,



PAUL GAYNES, CPA

Plainview, New York
February 19, 2002